Exhibit 12.1

	Earnings to Fixed Charges
	JDI					Holdings
	12 Months Ended June 30, 2000	12 Months Ended June 29, 2001	6 Months Ended December 29, 2000	6 Months Ended December 28, 2001	12 Months Ended December 28, 2001	Fiscal Year Ended January 3, 2003	6 Months Ended June 28, 2002	6 Months Ended July 4, 2003
Earnings:
Income Before Taxes and Minority Interest	78,731	49,356	18,187	16,080	47,249	27,015	54,358	5,029
Fixed Charges	19,920	28,742	14,078	11,901	26,565	124,178	34,278	88,721
Total Earnings
Including Fixed
Charges	98,651	78,098	32,265	27,981	73,814	151,193	88,636	93,750
Fixed Charges
Interest Expense on Debt	12,699	19,251	9,067	7,252	17,436	109,336	28,341	79,816
One-Third of Rental Expense for All Operating Leases (the amount deemed representative of the interest factor)	7,221	9,491	5,011	4,649	9,129	14,842	5,937	8,905
Total Fixed Charges	19,920	28,742	14,078	11,901	26,565	124,178	34,278	88,721
Ratio of Earnings to Fixed Charges	5.0	2.7	2.3	2.4	2.8	1.2	2.6	1.1